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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the Month of November 2001

                        --------------------------------

                        Commission file number 000-30744

                            [360NETWORKS INC. LOGO]

                               360networks inc.

                          (Exact name of registrant)

                        1500-1066 West Hastings Street,

                         Vancouver, British Columbia,

                                Canada V6E 3X1

                    (Address of principal executive offices)

                                 604 681 1994

                         (Registrant's telephone number)

                        --------------------------------

Indicate by check mark whether the registrant files or will file annual
reports under cover Form 20-F or Form 40-F.   Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.   Yes / / No /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).

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Amended and Restated Co-Development Agreement  -  Exhibit 4.25a

     The Company previously filed this agreement as Exhibit 4.25 in its Form 20-F for the fiscal year ended December 31, 2000.

     In that filing, certain portions of the agreement were omitted and filed separately with the Securities and Exchange Commission (SEC) pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

     After review by the SEC, the Company has withdrawn its application for confidential treatment of certain portions of the agreement. The complete agreement, marked Exhibit 4.25a, is enclosed herein.

BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with efforts to obtain DIP financing, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.
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                                                                  EXHIBIT 4.25a

                  AMENDED AND RESTATED CO-DEVELOPMENT AGREEMENT

THIS AMENDED AND RESTATED CO-DEVELOPMENT AGREEMENT

Dated For Reference the 29th day of September, 2000

BETWEEN:

         360networks inc.

         ("360")

AND:

         360fiber ltd.

         ("360fiber")

AND:

         360cayer ltee.

         ("360Cayer")

AND:

         WFI URBANLINK LTD.

         ("Urbanlink")

WHEREAS:

A. 360fiber and 360Cayer (collectively "Fiber/Cayer"), 360 and Urbanlink have entered into a Co-Development Agreement (the "Co-Development Agreement") to record their respective rights and obligations relating to the co-development of telecommunications facilities in Canada.

B. 360, Fiber/Cayer and Urbanlink wish to amend and restate the Co-Development Agreement in its entirety by executing this Agreement.

IN CONSIDERATION of the mutual agreements in this Agreement and subject to the terms and conditions specified in this Agreement, the parties agree as follows:
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                                    ARTICLE 1
                                   DEFINITIONS

1.1      Definitions

In this Agreement, including the recitals and the schedules, the following words and expressions have the following meanings unless the context otherwise requires:

"Affiliate" of any Person means any other Person that, directly or indirectly, controls or is controlled by or is under common control with such Person, and for the purposes of this definition "control" (including correlative meanings of the terms "controlled by" and "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise.

"Business Day" means a day on which Canadian chartered banks are open for the transaction of business in Vancouver, British Columbia.

"Cable" means the fiber optic cable and the strands contained therein, and associated splicing connections, splice boxes and bolts to be installed as part of a Project.

"Class "A" Assets" shall have the meaning specified in Section 6.2.

"Class "B" Assets" shall have the meaning specified in Section 6.2.

"Fiber/Cayer" means 360Cayer for rights and obligations relating to that part of any Project which is located in Quebec, and 360fiber for rights and obligations relating to that part of any Project which is not located in Quebec, and either or both of them, as the context may require, for sections of general application.

"Force Majeure" means in relation to the performance of any obligation under this Agreement any cause, condition or event of any nature whatsoever which is not reasonably foreseeable at the time this Agreement is executed and which is beyond the reasonable control of the party responsible for performance of such obligation and not caused in whole or in part by its default, and which prevents in whole or in part the performance by that party of its respective obligations under this Agreement, and includes without limitation, acts of war, revolution, riot, sabotage, vandalism, changes in governmental regulation, earthquakes, storms, lightning, weather conditions that impede construction (including, without limitation, the ground freezing before it would ordinarily do so) and other Acts of God, local or national emergencies, rail accidents, strikes, third party lockouts, work slowdowns and other labour disputes, delays in obtaining approvals or inspections by third parties, any claim or other interference by First Nations, delays in obtaining Underlying Rights, issues relating to Underlying Rights that prevent or delay the performance of work by Fiber/Cayer and decreased availability of track time from that expected by Fiber/Cayer.

"Initial Term" shall have the meaning specified in Section 3.4.

"Notice of Non-Acceptance" shall have the meaning specified in Section 5.4.


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"Notice of Completion" shall have the meaning specified in Section 5.4.

"Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity or a foreign state or political subdivision thereof or any agency of such state or subdivision.

"Projects" means all of the projects undertaken by the parties pursuant to this Agreement for the development of telecommunications facilities in Canada and, in respect of a particular Project, means all of the Cables, conduits and all appurtenances thereto installed on the Underlying Rights relating thereto, and "Project" means any of the Projects.

"Project Costs" means, with respect to a particular Project, all costs that are incurred by 360fiber for the design, engineering, construction and installation of such Project including, but not limited to, the Underlying Rights Costs.

"Project Specifications" means, with respect to a particular Project, the engineering, design and operational specifications for the telecommunications facilities that are to be developed as part of the Project, that are then approved by 360, Fiber/Cayer and Urbanlink, acting reasonably and in good faith.

"Reasonable Efforts" shall mean efforts commercially and reasonably designed to achieve the desired results, but shall not obligate a party to make unreimbursed expenditures that are substantial in amount, in light of the circumstances to which the requirement to use reasonable efforts applies.

"Segment" shall mean a longitudinal section of installed conduits.

"System" shall mean, with respect to a particular Project, the telecommunications facility consisting of conduits, Cables and all appurtenances thereto, developed or to be developed for such Project.

"Underlying Rights" means, with respect to a particular Project, all licenses, leases, easements, rights-of-way, deeds, franchises, permits, authorizations, consents and approvals (including. without limitation, any necessary local, provincial, federal or First Nations authorizations and environmental permits) and other rights, titles or interests as are necessary for the construction, installation, operation, maintenance or repair of the System developed or to be developed for such Project.

"Underlying Rights Costs" means, with respect to a particular Project, all amounts expended by 360fiber to obtain the Underlying Rights and any renewals thereof, including any charges for administrative costs incurred by 360fiber.

"Underlying Rights Requirements" means the terms, conditions, requirements, restrictions, and/or limitations upon the parties' right to access, operate, use, transfer or otherwise deal with the System imposed under the Underlying Rights and the associated safety, operational and other rules and regulations imposed in connection therewith or by applicable law.


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                                   ARTICLE 2
                                 CO-DEVELOPMENT

2.1      Co-Development

Urbanlink agrees with 360 and Fiber/Cayer that Urbanlink shall provide to Fiber/Cayer the first option to have any telecommunications facilities developed by Urbanlink in Canada (including, without limitation, (x) the facilities known as the City Builds and (y) the portion of the facilities on the terrestrial build between Seattle and Vancouver, which portion is located in British Columbia) developed as Projects under this Agreement.

                                   ARTICLE 3
                           OBLIGATIONS OF FIBER/CAYER

3.1      Engineering and Construction

Fiber/Cayer shall engineer, design, install and construct the Projects on behalf of Urbanlink and 360, in compliance with the Project Specifications, applicable laws and all applicable Underlying Rights Requirements. Fiber/Cayer shall supply all vehicles, tools, equipment, labour and similar items and services necessary for Fiber/Cayer to perform and complete the Project. Fiber/Cayer shall procure all materials to be incorporated in and to become a permanent part of the system or the project.

3.2      System Route

Urbanlink shall determine the specific route and location of the System for a Project using advice from Fiber/Cayer on industry knowledge of dark fiber demand; provided however that the route for such System will generally connect to the locations agreed upon by Fiber/Cayer and Urbanlink for such project, acting reasonably and in good faith.

3.3      Contractors

Fiber/Cayer may assign or subcontract to a third party any or all of the duties or obligations of Fiber/Cayer under this Agreement, provided that Fiber/Cayer shall remain obligated to Urbanlink under the terms of this agreement for any such duties.

3.4      Underlying Rights

Fiber/Cayer shall obtain all Underlying Rights (other than municipal access agreements, as provided in Section 4.2) that are reasonably necessary in order to (i) permit Fiber/Cayer to construct, install, maintain and convey to Urbanlink the system hereunder, (ii) permit Urbanlink and its successors to use, own, operate, access and maintain the system as provided and permitted hereunder, and (iii) permit Urbanlink to grant sublicenses or sub-easements, as the case may be, to third parties, all in accordance with the terms and conditions hereof and in accordance with the Underlying Rights Requirements. Fiber/Cayer shall use Reasonable Efforts to require that the initial stated term of any Underlying Rights shall be for a period that does not expire in accordance with its ordinary terms within 25 years of its effective date, or such other


                                     - 4 -
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period as may then be agreed upon by Fiber/Cayer and Urbanlink, acting reasonably and in good faith (the "Initial Term").

3.5      Change Requests

Fiber/Cayer or Urbanlink may request a change to the Project Specifications. The other parties shall act reasonably and in good faith in considering any such request.

3.6      Inspection by Urbanlink

Urbanlink shall at all times the right to observe and inspect the performance by Fiber/Cayer of the work to develop the Project.

3.7      Electronics

Urbanlink acknowledges that Fiber/Cayer is not supplying nor is Fiber/Cayer obligated to supply to Urbanlink any optronics or electronics or optical or electrical equipment of other similar facilities, all of which are the sole responsibility of Urbanlink.

3.8      As-Built Drawings

As soon as reasonably practicable after the completion of a Project, Fiber/Cayer shall provide to Urbanlink As-Built Drawings for the Project.

3.9      No Liens

At the time Fiber/Cayer transfers the ownership of and title to each Segment of the Project to Urbanlink, the System shall be free and clear of all liens, mortgages, security interests and encumbrances that may arise from any act or omission of Fiber/Cayer.

3.10     Warranties

On the completion of a Project, Fiber/Cayer shall cause all warranties received by Fiber/Cayer from material suppliers, equipment makers or contractors to be assigned to Urbanlink to the extent of Urbanlink's interest in the Project, wherever practicable, and shall furnish to Urbanlink written evidence of such assignment, or otherwise assist Urbanlink in enforcing same. Where such assignment is impracticable or affects the retained interest of Fiber/Cayer in the Project, Fiber/Cayer shall then hold such warranties in trust for the benefit of Urbanlink and all other interested persons.

3.11     Limited Warranty

For a period of 12 months following the acceptance of the System for a Project, Fiber/Cayer warrants that the engineering, design, construction and installation of the System will be in compliance with the Project Specifications. Upon the termination of the 12 month warranty, Urbanlink shall have no further recourse against Fiber/Cayer or 360 with respect to the engineering, design, construction and installation of the System, except for any claims made during such warranty period, for which Fiber/Cayer shall remain responsible.


                                     - 5 -
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3.12     Certain Warranties Excluded

EXCEPT AS SET FORTH IN SECTION 3.11, OR AS MAY OTHERWISE BE SET FORTH SPECIFICALLY AND EXPRESSLY ELSEWHERE IN THIS AGREEMENT, FIBER/CAYER AND 360 MAKE NO WARRANTY OR CONDITION, EXPRESSED OR IMPLIED, WITH RESPECT TO THE SYSTEM OR ANY SERVICES PROVIDED TO URBANLINK PURSUANT HERETO, INCLUDING ANY WARRANTY OR CONDITION OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, AND ALL SUCH WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. THE WARRANTIES SET FORTH IN THIS AGREEMENT CONSTITUTE THE ONLY WARRANTIES MADE BY FIBER/CAYER OR 360 TO URBANLINK WITH RESPECT TO THIS AGREEMENT AND ARE MADE IN LIEU OF ALL OTHER WARRANTIES OR CONDITIONS, WRITTEN OR ORAL, STATUTORY, EXPRESSED OR IMPLIED.

                                   ARTICLE 4
                            OBLIGATIONS OF URBANLINK

4.1      Compliance with Laws

Urbanlink shall be solely responsible for compliance with all legal and regulatory requirements associated with its business or with ownership or operation of the Systems including, without limitation, obtaining, maintaining and paying for any and all regulatory permits, franchises, authorizations, licences, consents or approvals that are required for Urbanlink's ownership, use and operation of the Systems, and Fiber/Cayer shall have no responsibility or liability whatsoever in connection therewith.

4.2      Municipal Access Agreements

Without limiting the generality of Section 4.1, Urbanlink shall obtain, at its own cost and expense, all municipal access agreements as may be required with respect to the installation, construction or placement of the System by Fiber/Cayer or with respect to Urbanlink's ownership, use and operation of the System.

                                   ARTICLE 5
                          NORMAL RIGHTS AND OBLIGATIONS

5.1      Project Team

Each of 360, Fiber/Cayer and Urbanlink shall designate employees to be members of a project team for each Project, to facilitate and coordinate activities under this Agreement. In addition, 360, Fiber/Cayer and Urbanlink shall designate one or more individuals as onsite inspectors to monitor construction progress. Fiber/Cayer shall convene periodic meetings of the project team to review the progress of the work relating to a Project, such meetings to be held at the principal office of Fiber/Cayer or at such other place as may be agreed upon between the parties, acting reasonably and in good faith. The parties agree that such meetings may be convened by means of a telephone conference or other communications facility whereby all representatives participating in the meeting can hear each other and communicate with each other.


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5.2      Compliance with Underlying Rights

Each of the parties covenants and agrees with the others to comply with and to observe and perform their respective duties, obligations and responsibilities under the Underlying Rights and under this Agreement. Throughout the term of each of the Underlying Rights, each of the parties shall defend and protect their collective rights and interests under the Underlying Rights and their collective and individual rights to use the System as provided and permitted hereunder against interfering or infringing rights, interests or claims of third parties. The costs incurred in defending and protecting such rights and interests shall be shared between Fiber/Cayer and Urbanlink in such proportions as may then be agreed between them, acting reasonably and in good faith.

5.3      Risk of Loss

Fiber/Cayer shall bear all risks of loss to the System until title is transferred, and Urbanlink shall bear all risks of loss to the System thereafter.

5.4      Completion and Acceptance

The following acceptance procedures shall apply:

         (a) Fiber/Cayer shall provide a written notice ("Notice of Completion") to Urbanlink when Fiber/Cayer has completed the System for a Project, including testing, and the System is available for testing by Urbanlink. The Notice of Completion shall include the test results obtained by Fiber/Cayer.

         (b) Urbanlink shall have 14 days from the day Urbanlink receives the Notice of Completion to determine whether the System is constructed according the Project Specifications. Unless Urbanlink gives notice in writing to Fiber/Cayer that the System is not constructed according the Project Specifications, clearly identifying the nature of the failure by cross-reference to such Project Specifications (hereinafter referred to as the "Notice of Non-Acceptance") within 14 days of receiving the Notice of Completion as described above, Urbanlink shall be deemed to have accepted the System.

         (c) If Urbanlink gives a Notice of Non-Acceptance, Fiber/Cayer shall have 30 days from the day Fiber/Cayer receives the Notice of Non-Acceptance to remedy the defect and cause the System to be constructed according to the Project Specifications, or such longer period as may reasonably be required for that purpose. The parties shall work together in good faith to promptly identify those items that require correction.

         (d) Upon the expiration of the period referred to in Section 5.4(c), or upon notice from Fiber/Cayer that the conditions identified in the Notice of Non-Acceptance had been corrected, whichever occurs first, Urbanlink shall have an additional seven day period to determine whether the System is constructed according to the Project Specifications.


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         (e)  If Fiber/Cayer has failed to remedy the failure to meet the
              Project Specifications identified in the Notice of Non-Acceptance, and such failure remains unresolved at the end of the 30 day period referred to in Section 5.4(c), the parties shall have recourse to dispute resolution in accordance with the terms of this Agreement.

5.5      Force Majeure

In no event shall Fiber/Cayer be liable to Urbanlink for any non-performance or breach of contract, or for any costs, losses or damages including, without limitation, loss of profit or consequential damages of any type whatsoever, which arise by reason of or under conditions of Force Majeure. Fiber/Cayer shall give notice to Urbanlink of any event of Force Majeure and shall use Reasonable Efforts to remedy same or the causes thereof.

5.6      No Consequential Damages

Neither 360 nor Fiber/Cayer shall be liable to Urbanlink, and Urbanlink shall not be liable to either 360 or Fiber/Cayer, for any special, indirect, punitive, or consequential damages including, but not limited to, loss of profits or revenue, cost of capital, or claims of contractors, suppliers, clients or customers (whether arising out of transmission interruptions or problems, any interruption or degradation of service, or otherwise), whether foreseeable or not, arising out of, or in connection with, any breach of this Agreement or any document delivered pursuant to this Agreement, or breach of contract, breach of warranty, tort, negligence, strict liability or any other theory of liability relating to the subject matter of this Agreement or of any other document delivered pursuant to this Agreement, or to the liable party's performance or non-performance of its obligations under this Agreement or any document delivered pursuant to this Agreement, and all claims with respect to such indirect, punitive or consequential damages are hereby specifically waived and released.

5.7      Limit on Damages

Notwithstanding any other provision of this Agreement, Fiber/Cayer shall not be liable to Urbanlink for any breach hereof, or any claim of any nature whatsoever, in excess of 10% of the Project Costs for the Project in respect of which the claim is made. This Section shall not form the basis of any claim against Fiber/Cayer in and of itself, and shall not increase or enlarge the liability of Fiber/Cayer established pursuant to the other terms of this Agreement or otherwise.

5.8      Time Limitation

Urbanlink shall not make any claim for losses or damages whatsoever in connection with this agreement more than two years after the date that the event giving rise to such claim is known or reasonably should have been known to Urbanlink.

5.9      Taxes

The parties agree to negotiate in good faith with a view to minimizing any taxes that may be due or become due in connection with the Projects. The parties acknowledge that this may involve, among other things, amendments to the terms of this Agreement. Notwithstanding the foregoing, all taxes, assessments or other fees associated with the Systems shall be the sole responsibility of


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Urbanlink, including but not limited to all sales taxes and all taxes, other than taxes measured by net income, imposed on Fiber/Cayer or 360 with respect to the sale, lease, ownership, use or operation of the System. All taxes required by applicable law to be paid or remitted by Fiber/Cayer or 360 shall be separately stated on invoices or statements to Urbanlink to the extent permitted by applicable law.

5.10     Insurance

For each Project, Fiber/Cayer and Urbanlink shall each obtain and maintain such insurance coverage as may then be agreed between Fiber/Cayer and Urbanlink, acting reasonably and in good faith.

5.11     Confidentiality

The parties understand and agree that this Agreement, any documents delivered pursuant to this Agreement, and all materials, maps, engineering designs and documents, construction techniques, pricing and other information as may be necessarily exchanged between them in fulfilling the provisions and intents of this Agreement, are and shall be confidential. For greater clarity, the obligations of the parties shall extend to and include all such information as may be supplied by the grantors of Underlying Rights, and whether directly supplied by such grantor or supplied by any party. Each party shall ensure that its Subsidiaries, Affiliates, Associates, directors, officers and employees shall keep secret all such confidential information of the other party and all other information which has been clearly identified in advance as confidential by the other party including, without limitation, this Agreement, shall not disclose any such confidential information except as authorized by the other party and shall not use such confidential information except in connection with this Agreement. This obligation shall continue to bind any party after it shall cease to be a party for whatever reason and shall survive termination of this Agreement but such obligation of confidentiality shall not apply:

         (a) to a disclosure to a person who knew the confidential information prior to its being disclosed;

         (b) to a disclosure of information which comes into the public domain without any breach of the provisions of this Section;

         (c) to disclosure of information which is disclosed on a confidential basis to consultants or advisers of a party who have a bona fide need to know to assist that party in the carrying out of the terms of this Agreement;

         (d) to a disclosure of information which is disclosed to any governmental authority or court having jurisdiction over any aspect of the performance of this Agreement;

         (e) to a disclosure of information which is disclosed in arbitration, regulatory or court proceedings taken by either party for the enforcement of any of its rights and remedies under this Agreement;

         (f) to a disclosure in performance of one's obligations (or those of its Affiliates) as a public company;


                                     - 9 -
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         (g)  to a disclosure in connection with the sale or other transfer of rights or strands, to a proposed acquirer of such rights or strands provided the proposed acquirer has executed an appropriate form of confidentiality agreement; or

         (h) to a disclosure on a confidential basis in connection with any financing.

5.12     Patents and Copyrights

Urbanlink acknowledges the rights of Fiber/Cayer, 360 and certain Affiliates of 360 to certain patents, copyrights and materials that Fiber/Cayer may use in the performance of its obligations under this Agreement, acknowledges that is has no interest in such rights and that no interest in such rights passes under this Agreement or in any other manner, and agrees to use its reasonable efforts to protect such rights in dealing with third parties.

                                   ARTICLE 6
                               COSTS AND BENEFITS

6.1      Project Costs

As its contribution to a Project, Fiber/Cayer shall pay all Project Costs of the Project.

6.2      Legal Title and Right of Use

Upon completion of each material segment of a Project and payment of all Project Costs pursuant to Section 6.1, title in such segment shall pass to Urbanlink, subject to Fiber/Cayer's right to retain in accordance with
Section 6.4 hereof all net proceeds from the sale, lease, granting of IRU's or any similar interests with respect to, or other commercial exploitation of, all but two strands of the system constructed by Fiber/Cayer. The two strands retained by Urbanlink shall be specifically identified by Fiber/Cayer and Urbanlink upon the completion of a segment (such two strands are herein called the "Class A Assets", and all of the telecommunications facilities of the System, other than the Class A Assets, are herein called the "Class B Assets"). To ensure that Urbanlink remits such proceeds to Fiber/Cayer, Urbanlink shall grant to Fiber/Cayer an IRU in the Class B Assets. Fiber/Cayer agrees to surrender this IRU upon receipt of the proceeds from the commercial exploitation of the Class B Assets or to surrender or assign the same to Urbanlink upon Urbanlink paying Fiber/Cayer the fair market value of the Class B Assets.

6.3      Sale of the Class B Assets

Urbanlink shall use Reasonable Efforts to sell the Class B Assets, at fair market value. If so required by notice in writing from Fiber/Cayer, Urbanlink shall sell all or any part of the Class B Assets specified in such notice to the person or persons specified in such notice on the terms specified in such notice.


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6.4      Deeds of Sale

All proceeds from the sale, lease, granting of IRUs or similar interests or other exploitation of the Class B Assets, less a margin of 2%, shall be paid by Urbanlink to Fiber/Cayer forthwith on the receipt of such proceeds by Urbanlink.

6.5      Interest in Default

If Urbanlink fails to pay to Fiber/Cayer any amount when such payment is due, Urbanlink shall also pay to Fiber/Cayer interest on the unpaid amount from the date payment is due until the date payment is made at a rate equal to 1.5% per month, compounded monthly (equivalent to 19.56% per annum).

6.6      Security Agreement

If, in the opinion of Fiber/Cayer, acting reasonably and in good faith, it is necessary or desirable that Urbanlink grant to Fiber/Cayer a security interest in the Class B Assets, then Urbanlink shall execute and deliver to Fiber/Cayer a security agreement in such form and on such terms as Fiber/Cayer may request, acting reasonably and in good faith.

                                   ARTICLE 7
                              TERM AND TERMINATION

7.1      Term

The terms of this Agreement will commence on the date of this Agreement and will continue for ten years.

7.2      Survival of Terms

Sections 4.1, 4.2, 5.2, 5.6, 5.7, 5.8, 5.9, 5.11, 5.12, 6.2, 6.3, 6.4, 6.5,
7.2 and 8.1 to 8.17 inclusive shall survive the expiration or termination of this Agreement and will remain in full force and effect following such expiration or termination. The expiration or termination of this Agreement will not affect the rights of any party to make a claim for damages arising from a breach of any provision of this Agreement which occurred prior to such expiration or termination.

                                   ARTICLE 8
                                    GENERAL

8.1      Dispute Resolution

If the parties are unable to resolve any disagreement or dispute arising under or relating to this Agreement including, without limitation, the failure to agree upon any item requiring the mutual agreement of the parties hereunder, they shall resolve the disagreement or dispute as follows:

         (a) The parties shall first attempt to settle such dispute by mutual discussion between the members of the project team.


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         (b)  If the matter has not been resolved by the mutual discussion required by subsection (a) within 30 Business Days after the date on which the dispute arose, then the parties shall attempt to settle such dispute by mutual discussion between the President of Urbanlink and the President or a Senior Vice-President of 360.

         (c) If the matter has not been resolved by the mutual discussion required by subsection (b) within 60 Business Days after which the dispute arose, then such dispute shall finally be resolved by arbitration pursuant to Section 8.2 of this Agreement.

8.2      Arbitration

All disputes arising out of or in correction with this contract, or in respect of any defined legal relationship associated therewith or derived therefrom (except for disputes arising out of the terms provided in Schedule
A), shall be referred to and finally resolved by arbitration under the Rules of the British Columbia International Commercial Arbitration Centre. The appointing authorities shall be the British Columbia International Commercial Arbitration Centre. The case shall be administered by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases Under the BCICAC Rules". The place of arbitration shall be Vancouver, British Columbia, Canada.

8.3      Governing Law and Attornment

This Agreement will be governed by and construed in accordance with the substantive laws of British Columbia and the federal laws of Canada applicable in British Columbia, without regard to the conflict of law rules of British Columbia. Subject to Section 8.2, the parties irrevocably submit to and accept generally and unconditionally the exclusive jurisdiction of the courts and appellate courts of British Columbia with respect to any legal action or proceeding which may be brought at any time relating in any way to this Agreement. Each of the parties irrevocably waives any objection it may now or in the future have to the venue of any such action or proceeding, and any claim it may now or in the future have that any such action or proceeding has been brought in an inconvenient forum.

8.4      Time of the Essence of the Agreement

Unless otherwise specifically provided in this Agreement, time will be of the essence of this Agreement and of the transactions contemplated by this Agreement.

8.5      Remedies Not Exclusive

The remedies provided to the parties under this Agreement are cumulative and not exclusive to each other, and any such remedy will not be deemed or construed to affect any right which any of the parties is entitled to seek at law, in equity or by statute.

8.6      Notices

Any notice, direction, request or other communication required or contemplated by any provision of this Agreement will be given in writing and will be given by delivering or faxing or emailing the same to the parties as follows:

(a)      To 360 at:

         Suite 1500, 1066 West Hastings Street
         Vancouver, B.C. V6E 3X1

         Attention:   Catherine McEachern
         Fax No.:     (604) 681-0994
         Email:       catherine.mceachern@360.net

(b)      To Fiber/Cayer at:

         Suite 1500,1066 West Hastings Street
         Vancouver, B.C. V6E 3X1

         Attention:   Catherine McEachern
         Fax No.:     (604) 681-0994
         Email:       catherine.mceachern@360.net

(c)      To Urbanlink at:

         Suite 1000, 1066 West Hastings Street
         Vancouver, B.C. V6E 3X1

         Attention:   Ray Hazlett
         Fax No.:     (604) 681-5372
         Email:       ray.hazlett@ledcor.com

Any such notice, direction, request or other communication will be deemed to have been given or made on the date on which it was delivered or, in the case of fax or email, on the next business day after receipt of transmission. Any party may change its fax number or address for service or email address from time to time by written notice in accordance with this section.

8.7      Assignment

         (a) This Agreement is not assignable by Urbanlink in whole or in part without the prior written consent of 360, such consent not to be unreasonably delayed. This Agreement is not assignable by 360 or Fiber/Cayer without the prior written consent of Urbanlink, such consent not to be unreasonably delayed. Any attempt by any party to assign any of the rights or to delegate any of the duties or obligations of this Agreement without such prior written consent is void.

         (b) Notwithstanding the foregoing, the interests of any party may be assigned by such party to an Affiliate, provided that such Affiliate delivers to the other parties a written undertaking to be bound by the provisions of this Agreement in all respects and to the same extent as the assignor is bound and provided further that the assignor will continue to be bound by all the obligations hereunder as if such assignment had not occurred and shall perform such obligations to the extent that such Affiliate fails to do so.

         (c) Notwithstanding the foregoing, the interests of a party under this Agreement (including, without limitation, in the case of Fiber/Cayer, the right to receive any and all amounts payable to Fiber/Cayer under this Agreement) may be assigned by such party by way of collateral security to a lender without the consent of the other parties, provided however that any such lender agrees in writing that:

                  (i) the rights and interest of the lender are subject to the rights and interests of the parties other than the assignor under this Agreement;

                  (ii) prior to realizing on such collateral security it will provide notice to the other parties giving them the opportunity to cure the default; and

                  (iii) should such security be realized with the result that the title or interest of the assignor, as the case may be, is vested in an assignee, acquirer or other successor in title or interest (including the lender if such is the case) ("Successor"), then the lender will cause such Successor to enter into a written agreement with the other parties to be bound by the provisions of this Agreement in all respects and to the same extent as the assignor was bound and this from the date the title or interest is transferred and provided further that the assignor will continue to be bound by all the obligations under this Agreement as if such transfer of title or interest had not occurred and will perform such obligations to the extent that the Successor fails to do so.

8.8      Waiver

No failure or delay on the part of any party in exercising any power or right under this Agreement will operate as a waiver of such power or right. No single or partial exercise of any right or power under this Agreement will preclude any further or other exercise of such right or power. No modification or waiver of any provision of this Agreement and no consent to any departure by any party from any provision of this Agreement will be effective until the same is in writing. Any such waiver or consent will be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any party in any circumstances will entitle such party to any other or further notice or demand in similar or other circumstances.

8.9      Further Assurances

Each of the parties will promptly execute and deliver to the other at the cost of the other such further documents and assurances and take such further actions as the other may from time to time request in order to more effectively carry out the intent and purpose of this Agreement and to establish and protect the rights, interests and remedies intended to be created in favour of the other.

8.10     Entire Agreement

This Agreement and any documents and agreements to be delivered pursuant to this Agreement supersede all previous invitations, proposals, letters, correspondence, negotiations, promises, agreements, covenants, conditions, representations and warranties with respect to the subject matter of this Agreement. There is no representation, warranty, collateral term or condition or collateral agreement affecting this Agreement, other than as expressed in writing in this Agreement.

8.11     Amendments

No change or modification of this Agreement will be valid unless it is in writing and signed by each party to this Agreement.

8.12     Invalidity of Particular Provisions

If any provision of this Agreement or any part of any provision (in this section called the "Offending Provision") is declared or becomes unenforceable, invalid or illegal for any reason whatsoever including, without limiting the generality of the foregoing, a decision by any competent courts, legislation, statutes, bylaws or regulations or any other requirements having the force of law, then the remainder of this Agreement will remain in full force and effect as if this Agreement had been executed without the Offending Provision.

8.13     Currency

Unless otherwise specified all sums of money expressed in this Agreement are in the lawful money of Canada.

8.14     Number and Gender

Unless the context of this Agreement otherwise requires, to the extent necessary so that each clause will be given the most reasonable interpretation, the singular number will include the plural and vice versa, the verb will be construed as agreeing with the word so substituted, words importing the masculine gender will include the feminine and neuter genders, words importing persons will include firms and corporations and words importing firms and corporations will include individuals.

8.15     Headings and Captions

The headings and captions of sections and paragraphs contained in this Agreement are all inserted for convenience of reference only and are not to be considered when interpreting this Agreement.

8.16     Acknowledgement of Receipt

Each of the parties acknowledges receiving an executed copy of this Agreement.

8.17     Performance

360Cayer shall perform all of Fiber/Cayer's obligations under this Agreement in Quebec, and 360fiber shall perform all of Fiber/Cayer's obligations outside of Quebec.

8.18     Amended and Restated Agreement

This Agreement is an amended and restated version of the original Co-Development Agreement dated as of April 17, 2000 and made between the undersigned parties. The parties acknowledge and agree that the original Co-Development Agreement is superceded by the terms of this Amended and Restated Co-Development Agreement, with effect as of the date of this Agreement. For greater clarity and the avoidance of doubt, the original Co-Development Agreement shall continue to have effect to govern the rights and obligations of the parties for the period from April 17, 2000 to the expiry of the day before the date of this Agreement.

8.19     Enurement

Subject to the restrictions on transfer contained in this Agreement, this Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and assigns.

                     [The next page is the execution page.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date stated on the first page.


360networks inc.                            360fiber ltd.
Per:                                        Per:

Signed                                      Signed

___________________________                 ___________________________
Signature                                   Signature


WFI URBANLINK LTD.                          360Cayer ltee.
Per:                                        Per:

Signed                                      Signed

___________________________                 ___________________________
Signature                                   Signature

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            360networks inc.

                                            By: /s/ LIN GENTEMANN
                                                -----------------------
                                                Lin Gentemann
                                                Vice President, General
                                                Counsel and Secretary

DATE: November 7, 2001